Exhibit 99.(j)(6)

Execution copy

AMENDMENT TO CUSTODIAN CONTRACT

This Amendment to Custodian Contract (the “Amendment”) is made as of February 26, 2010, by and between Aberdeen Asia-Pacific Income Fund, Inc. (the “Fund”) and State Street Bank and Trust Company, a Massachusetts trust company (“Custodian”).

WHEREAS, the Fund and Custodian entered into a Custodian Contract dated as of April 11, 1986 (as amended, supplemented, restated or otherwise modified, the “Agreement”); and

WHEREAS, the Fund and Custodian desire to amend the Agreement, as more particularly set forth below.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

1.                                       Amendment to Agreement.

(a)                                  Section 12 of the Agreement is hereby amended to add the following paragraph at the end of that Section:

In no event shall the Custodian be liable for indirect, special or consequential damages.

(b)                                 Section 13 of the Agreement is hereby deleted in its entirety and replaced with the following:

13.                                 EFFECTIVE PERIOD, TERMINATION AND AMENDMENT

This Agreement shall continue in full force and effect for an additional term commencing on the date hereof and ending February 26, 2015 (the “New Term”). After the expiration of the New Term, this Agreement may be extended for successive two-year terms (each, a “Renewal Term”), subject to review and approval by the Fund’s Board of Directors. To terminate the Agreement, a written notice of non-renewal must be delivered by the non-renewing party no later than ninety (90) days prior to the expiration of the New Term or ninety (90) days prior to the date of termination during any Renewal Term, as the case may be. During the New Term and thereafter, either party may terminate this Agreement: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within 60 days’ written notice of such breach; (ii) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been found guilty of criminal or unethical behavior in the conduct of its business; or (iii) financial difficulties on the part of the party to be terminated which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 of the United States Code, as from time to time is in effect, or any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors. Upon termination of this Agreement pursuant to this paragraph, the Fund shall pay Custodian its compensation due and shall reimburse Custodian for its costs, expenses and disbursements.

During the New Term of the Agreement, in the event of: (i) the Fund’s termination of this Agreement for any reason other than as set forth in the immediately preceding paragraph or (ii) a transaction not in the ordinary course of business pursuant to which the Custodian is not retained to continue providing services hereunder to the Fund, then (a) if such termination occurs during the first three years of the New Term, the Fund shall pay the Custodian its compensation due through the end of the then-current term (based upon the average monthly compensation previously earned since the beginning of the New Term by Custodian with respect to the Fund) and shall reimburse the Custodian for its costs, expenses and disbursements as provided in the Agreement and (b) if such termination occurs during years four and five of the New Term, the Fund shall pay the Custodian a flat rate termination fee as agreed by the parties.  Upon receipt of such payment and reimbursement, the Custodian will deliver the Fund’s securities and cash as set forth hereinbelow. For the avoidance of doubt, during the New Term, no payment will be required pursuant to clause (ii) of this paragraph in the event of any transaction such as a merger of the Fund into, or the consolidation of the Fund with, another entity, the sale by the Fund of all, or substantially all, of its assets to another entity, in each case where the Custodian is retained to continue providing services to the Fund (or its successor) on substantially the same terms as this Agreement.

The provisions of Sections 4.11, 11 and 12 of this Agreement shall survive termination of this Agreement for any reason.

This Agreement may be amended at any time in writing by mutual agreement of the parties hereto.

2.                                       Miscellaneous.

(a)                                  The Custodian agrees to provide fund accounting services as detailed in Appendix A to this Amendment.

(b)                                 Except as expressly amended by this Amendment, all provisions of the Agreement shall remain in full force and effect. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

(c)                                  This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed in its name and behalf by its duly authorized representative(s) as of the date first written above.

ABERDEEN ASIA-PACIFIC INCOME FUND, INC.

By:	/s/ Jennifer A. Nichols
Name:	Jennifer A. Nichols
Title:	Vice President

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Joseph C. Antonellis
Name:	Joseph C. Antonellis
Title:	Vice Chairman

Appendix A

•                  Maintain the Fund’s general ledger and such other accounts, books and financial records of the Fund as the parties may agree upon from time to time, and as may be required by the Investment Company Act of 1940, as amended (the “1940 Act”);

•                  Maintain the Fund’s portfolio security transaction records utilizing trade date provided to the Custodian by the Fund’s duly authorized investment adviser;

•                  For each valuation date, post the Fund’s transactions to the Fund’s general ledger including, but not limited to:

•                  Calculate unrealized appreciation and depreciation regarding portfolio securities; )=. Amortize premiums and discounts regarding portfolio securities, as applicable;

•                  Amortize and accrete using bifurcated bond price for each convertible bond, as applicable;

•                  Calculate fee-based expenses and set-up expense accruals as directed;

•                  Maintain Qualified Business Unit (QBU) books and records;

•                  Calculate interest and dividend income and reset interest accrual for variable rate securities, as applicable;

•                  Post the Fund’s corporate actions;

•                  Calculate the Fund’s net asset value and report same to the Fund or such other entities or persons as the Fund may instruct from time to time;

•                  Prepare and transmit to the Fund, or such other entities or persons as the Fund may instruct from time to time, such periodic reports of Fund data as may be mutually agreed upon by the parties hereto;

•                  Calculate SEC yields monthly and provide relevant reporting to the Fund;

•                  Provide access to various fund information via MyStateStreet.com;

•                  Provide various Net Asset Reporting schedules;

•                  Record Securities Lending Income accruals, as well as any required true-ups; and

•                  Prepare fair value reporting summary reports.